Exhibit 99.176

For Immediate Release	August 12, 2021

The Valens Company and Verse Cannabis Launch New Vape Cartridges and Expand Offering to Include Cannabis-Infused Beverages

Verse enters the cannabis-infused beverage category with the launch of Rapid Tropical Rush

New products from the Verse Originals and Verse Concentrates lines will be available in participating Canadian markets

Kelowna, B.C., August 12, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced the launch of three new products in partnership with Verse Cannabis (“Verse”), including two new vape cartridges and the brand’s first cannabis-infused beverage. With its wide range of products under both the Verse Originals and Verse Concentrates lines, Verse Cannabis now offers products across all categories.

The new products from the Verse Originals line include:

Rapid Tropical Rush

The first cannabis-infused beverage introduced by Verse, Rapid Tropical Rush offers a refreshing twist to classic water with tangy citrus flavours of lemon and lime and a hint of sweet tropical ripe mangoes. Each 250ml stubby bottle is infused with 10 mg of THC and 10 mg of CBD and is equipped with a resealable lid to allow for controlled consumption. Powered by SōRSE® by Valens technology, this beverage is free of cannabis taste and smell and offers a quick onset. Rapid Tropical Rush is currently available in Alberta and British Columbia with Ontario to follow in the coming weeks, and a variety of additional beverages are expected to launch from Verse in the coming quarters.

Mango Nectar Vape Cartridge (1g)

The newest flavour addition to the top-selling line of vape cartridges from Verse, this high-potency vape cartridge offers a unique terpene-rich blend of fruity and distinctively sweet mango flavours inspired by the popular Mango Haze strain. Formulated using Valens’ proprietary, ultra-refined extraction processes, the Mango Nectar vape cartridge is comprised of ultra-pure distillate. The cartridge also comes in several other flavours, including Tropic Lemon, Sunset Peach, Mandarin Mint, and Summer Berry, all available in participating Canadian markets, with Mango Nectar currently available in Alberta and arriving in Ontario in the coming weeks.

Verse has also launched a new addition to the Live Terp series under the Verse Concentrates line, the Live Terp Guava x BC Blueberry 510 Vape Cartridge (1g), now available in Alberta and soon to be available in British Columbia and Ontario. This Indica dominant cartridge packs in strong punches of citrus and sour blueberry that develops into a gassy pine finish. Using CO2 extraction, the complete terpene-rich profile of fresh-frozen whole flower is removed, and extracted live terpenes are then added to a highly refined distillate for a smooth, rich pull. The Live Terp Guava x BC Blueberry Vape Cartridge follows the introduction of the Killer Kush Live Terp Vape Cartridge released earlier this summer, available in participating Canadian markets.

At Valens, it’s Personal.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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